CUSIP No.	208242107

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)
Conn’s Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
208242107
(CUSIP Number)
David A. Knight
Stephens Investments Holdings LLC
111 Center Street
Little Rock, AR 72201
(501) 377-2573
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
September 26, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	208242107
SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Conn’s Voting Trust, Steven Patterson, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		5,294,176

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,294,176

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,746

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		149,199

WITH	10	SHARED DISPOSITIVE POWER

		19,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	168,945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD, CO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens Trust No. One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,808

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		424

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		424

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	424

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		168,498

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	168,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		739,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	739,100

12	CHECK IF BOX THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		918,123

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,123

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,282

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,356

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,282

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,356

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,282

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,282

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,356

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Grandchild’s Trust #2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		565,100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	565,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		785

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		119,438

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		372,141

WITH	10	SHARED DISPOSITIVE POWER

		1,037,561

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,409,702

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		40,352

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		119,438

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		194,766

WITH	10	SHARED DISPOSITIVE POWER

		119,438

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	314,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2000 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		119,322

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		119,322

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	119,322

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners 2001 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		116

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		116

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	116

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

\

CUSIP No.	208242107

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		29

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,192,509

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,192,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	208242107
Introductory Statement
     This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Conn's Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 is being filed by the following reporting persons: Conn's Voting Trust (the "Voting Trust"), Stephens Inc., Warren A. Stephens Grantor Trust, Jackson T. Stephens Trust No. One, Harriet Calhoun Stephens Trust, Warren and Harriet Stephens Children's Trust, Warren Miles Amerine Stephens 1995 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 1995 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 1995 Trust, Laura Whitaker Stephens Trust, Grandchild's Trust Two, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investments Holdings LLC (collectively, the "Trust Participants"), Stephens Investment Partners 2000 LLC, Stephens Investment Partners 2001 LLC, and Warren A. Stephens Trust. It is being filed to report sales of Common Stock by Stephens Inc. and Stephens Investments Holdings LLC which, collectively, exceed one percent of the outstanding shares of the Common Stock. The following individuals and entities, all of whom filed jointly with the reporting persons on the initial Schedule 13D filed on December 18, 2003 and/or on the subsequent amendments (collectively, the "Prior Filings," which, together with this Amendment No. 4, are referred to herein as the "Statement"), are no longer part of a reporting group with the reporting persons and will file any future beneficial ownership reports separately from the reporting persons: Bess C. Stephens Trust, W.R. Stephens, Jr. Children's Trust, W.R. Stephens, III Trust, Arden Jewell Stephens Trust, Carol M. Stephens, W.R. Stephens, Jr. Revocable Trust, Pamela D. Stephens Trust One, MAM International Holdings, Inc., Francine, Inc., Coral Two Corporation, Craig Dobbs Campbell, Jr. 1992 Trust, Susan Stephens Campbell 1992 Trust, Elizabeth Chisum Campbell 1992 Trust, C. Ray Gash, C. Ray Gash IRA, Ray Gash Conns 2004 Trust, Linda M. Gash Conns 2004 Trust, Jon E.M. Jacoby, SG-1890, LLC, W.R. Stephens, Jr., and Elizabeth S. Campbell (collectively, the "Separate Filers"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings with respect to the reporting persons.
ITEM 2. IDENTITY AND BACKGROUND
     Item 2(a) of the Statement is amended and restated to read in its entirety as follows:
     (a) Name of reporting persons: Conn’s Voting Trust (the “Voting Trust”), Stephens Inc., Warren A. Stephens Grantor Trust, Jackson T. Stephens Trust No. One, Harriet Calhoun Stephens Trust, Warren and Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 1995 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 1995 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 1995 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust Two, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investments Holdings LLC (collectively, the “Trust Participants”), Stephens Investment Partners 2000 LLC, Stephens Investment Partners 2001 LLC, and Warren A. Stephens Trust.
          (i) Steve Patterson is the Trustee of the Conn’s Voting Trust, a trust established by the Conn’s Voting Trust Agreement, executed by and among Mr. Patterson and the Trust Participants. Mr. Patterson is a citizen of the United States of America, has a business address of 349 Colony Drive, Naples, Florida 34108, and is principally employed as a financial consultant.
          (ii) Stephens Inc., an Arkansas corporation, is a broker-dealer registered with the NASD and a member of the New York Stock Exchange. The principal offices of Stephens Inc. are located at 111 Center Street, Little Rock, Arkansas 72201.
          The voting stock of Stephens Inc. is owned by SI Holdings Inc., an Arkansas corporation with a business address of 111 Center Street, Little Rock, Arkansas 72201. All of the stock of SI

CUSIP No.	208242107
Holdings Inc. is owned by Warren A. Stephens Trust No. 2, the principal offices of which are located at 111 Center Street, Little Rock, Arkansas 72201. Warren A. Stephens is the sole trustee. The directors and executive officers of Stephens Inc., and their respective principal employments, are Warren A. Stephens, Chairman, President and CEO of Stephens Inc., Curtis F. Bradbury, Jr., Director, Sr. Executive Vice President and Chief Operating Officer of Stephens Inc., Mark C. Doramus, Sr. Executive Vice President, Chief Financial Officer, Assistant to the President, R. Gregory Feltus, Sr. Executive Vice President, and the following Executive Vice Presidents: Brian Bush, Larry Bowden, Martha Byorum, J. Dale Dawson, Ellen Gray, John Green, Zoe Hines, David A. Knight, Douglas H. Martin, J. Mark McBryde, Kevin Scanlon, James D. Simpson, III, J. Warren Simpson, Michael R. Smith, Sr., William L. Tedford, Jr., Abraham R. Towbin, Sr., Kevin Wilcox, Kenneth Gunderman, and J. Brad Eichler.
          (iii) Jackson T. Stephens Trust No. One is a trust formed under the laws of the State of Arkansas with a business address of 111 Center St., Little Rock, Arkansas 72201. Its trustees are Warren A. Stephens and Jon E.M. Jacoby.
          (iv) Warren A. Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (v) Warren A. Stephens Grantor Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet C. Stephens.
          (vi) Harriet Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet Calhoun Stephens.
          (vii) Warren and Harriet Stephens Children’s Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustees are John N. Calhoun and Curt Bradbury.
          (viii) Warren Miles Amerine Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (ix) Warren Miles Amerine Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (x) John Calhoun Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.
          (xi) John Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (xii) Laura Whitaker Stephens 1995 Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Curt Bradbury.

CUSIP No.	208242107
          (xiii) Laura Whitaker Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
          (xiv) Grandchild’s Trust Two is a trust formed under the laws of the State of Arkansas with a business address c/o Stephens Group, Inc., 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Caroline Stephens.
          (xv) Curtis F. Bradbury, Jr. is a Director, Senior Executive Vice President and Chief Operating Officer of Stephens Inc.
          (xvi) Douglas Martin is an Executive Vice President of SF Holding Corp. His business address is 111 Center Street, Little Rock, Arkansas 72201.
          (xvii) Stephens Investments Partners 2000 LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Douglas H. Martin, Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox, David A. Knight, R. Greg Feltus, Warren Simpson, Jackson Farrow, Jr. and Kathy Bryant. The members of the company are officers and employees of Stephens Inc. and affiliated companies.
          (xviii) Stephens Investment Partners 2001 LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Douglas H. Martin, Curtis F. Bradbury, Jr., Mark Doramus, Kevin Wilcox, David A. Knight, R. Greg Feltus, Warren Simpson, Jackson Farrow, Jr. and Kathy Bryant. The members of the company are officers and employees of Stephens Inc. and affiliated companies.
          (xix) Stephens Investment Holdings LLC is an Arkansas limited liability company with a business address of 111 Center Street, Little Rock, Arkansas 72201. It is engaged in the business of making private equity investments. The managers of the company are Warren A. Stephens, Curtis F. Bradbury, Jr., and Douglas H. Martin. The sole member of the company is Warren A. Stephens Revocable Trust UID 8/19/05, Warren A. Stephens, Trustee.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is amended and restated to read in its entirety as follows:
     (a) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person. The table also discloses those reporting persons who ceased to be the beneficial owners of any shares of the Common Stock and as a result, have ceased to be members of the reporting group.

CUSIP No.	208242107

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Conn’s Voting Trust(2)	5,294,176	23.6	5,294,176	0	0	0
Stephens Inc.(3)	168,945	0.8	0	19,746	149,199	19,746
Jackson T. Stephens Trust One	22,808	0.1	0	0	22,808	0
Warren A. Stephens Trust	424	0	424	0	424	0
Warren A. Stephens Grantor Trust	168,498	0.8	0	0	168,498	0
Harriet C. Stephens Trust	739,100	3.3	0	0	739,100	0
Warren & Harriet Stephens Children’s Trust	918,123	4.1	0	0	918,123	0
Warren Miles Amerine Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Warren Miles Amerine Stephens Trust	4,356	0.0	0	0	4,356	0
John Calhoun Stephens 95 Trust	51,282	0.2	0	0	51,282	0
John Calhoun Stephens Trust	4,356	0.0	0	0	4,356	0
Laura Whitaker Stephens 95 Trust	51,282	0.2	0	0	51,282	0
Laura Whitaker Stephens Trust	4,356	0.0	0	0	4,356	0
Grandchild’s Trust #2	565,100	2.5	0	0	565,100	0
Curtis F. Bradbury, Jr.(4)	1,409,702	6.3	785	119,438	372,141	1,037,561
Douglas H. Martin(5)	314,204	1.4	40,352	119,438	194,766	119,438
Stephens Investment Partners 2000 LLC	119,322	0.5	119,322	0	119,322	0
Stephens Investment Partners 2001 LLC	116	0	116	0	116	0
Warren A. Stephens(6)	2,517,576	11.2	29	139,184	2,378,037	139,184
Harriet C. Stephens(7)	907,598	4.0	0	0	907,598	0
Stephens Investments Holdings LLC	2,192,538	9.8	29	0	2,192,509	0
Steve Patterson, Voting Trustee	5,294,176	23.6	5,294,176	0	0	0

(1)	Based on 22,410,400 shares reported by the Issuer as outstanding on the date of filing of this Amendment No. 4. Collectively, the reporting persons beneficially own approximately 24.3% of the outstanding Common Stock.

(2)	Pursuant to the terms of the Voting Trust Agreement, the trustee of the Voting Trust must vote the shares of Common Stock held by the voting trust “for” or “against” any proposal or other matter submitted to the stockholders of the Issuer for approval in the same proportion as the votes cast “for” and “against” such proposal or other matter by all other stockholders, not counting abstentions. Number of shares includes 149,199 shares contributed by Stephens Inc., 22,808 contributed by Jackson T. Stephens Trust No. One, 168,498 shares contributed by Warren A. Stephens Grantor Trust, 739,100 shares contributed by Harriet C. Stephens Trust, 918,123 shares contributed by Warren & Harriet Stephens Children’s Trust, 51,282 shares contributed by each of Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, also includes 4,356 shares contributed by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura

CUSIP No.	208242107

Whitaker Stephens Trust, also includes 565,100 shares contributed by Grandchild’s Trust #2, 217,511 shares contributed by Curtis F. Bradbury, Jr., 154,414 shares contributed by Doug Martin, and 2,192,509 shares contributed by Stephens Investments Holdings LLC.

(3)	Includes 149,199 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power, and 19,746 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm has shared voting power and shared dispositive power.

(4)	Includes 217,510 which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power, and 785 shares owned individually as to which Mr. Bradbury has sole voting power and sole dispositive power. Also includes 119,322 shares owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Martin, as a co-manager of the LLCs, has shared voting power and shared dispositive power. Also includes 51,282 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole manager of the trusts, has no voting power and sole dispositive power.

(5)	Includes 9 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, 154,414 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power, and 343 shares owned individually as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 119,322 shares owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Martin, as a co-manager of the LLCs, has shared voting power and shared dispositive power. Also includes 40,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Amendment No. 3 as to which Mr. Martin has sole voting power and sole dispositive power.

(6)	Includes 149,199 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 19,746 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. has shared voting power and shared dispositive power. Also includes 424 shares beneficially owned by Warren A. Stephens Trust and 4,356 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 2,192,509 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 22,808 shares beneficially owned by Jackson T. Stephens Trust No. One which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 29 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 119,322 shares directly owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Stephens, as a co-manager, has shared voting power and shared dispositive power. Total does not includes shares owned by Mr. Stephens wife, Harriet C. Stephens.

(7)	Includes 739,100 shares beneficially owned by Harriet C. Stephens Trust and 168,498 shares beneficially owned by Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as sole trustee of both trusts, has no voting power and sole dispositive power. Total does not include shares owned by Warren A. Stephens.

CUSIP No.	208242107
     (b) During the past sixty days, the persons named in response to paragraph (a) of Item 5 effected the following transactions in the Common Stock: Stephens Inc. sold 139,400 shares of the Common Stock on September 23, 2008 at a price of $21.0082 per share, and sold 2,200 shares of the Common Stock on September 24, 2008 at a price of $21.25 per share. Stephens Investments Holdings LLC sold 46,600 shares of the Common Stock on September 25, 2008 at a price of $21.2971 per share, and sold 70,400 shares of the Common Stock on September 26, 2008 at a price of $20.8263 per share. All of such sales were effected in brokers transactions.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Agreement to File Joint Schedule 13D

CUSIP No.	208242107
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 7, 2008
Date

/s/ David A. Knight

David A. Knight, as attorney in fact for Conn’s Voting Trust, SF Holding Corp., Stephens Inc., Jackson T. Stephens Trust No. One, Warren A. Stephens Trust, Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Grandchild’s Trust #2, Curtis F. Bradbury, Jr., Douglas H. Martin, Stephens Investment Partners 2000 LLC, Stephens Investment Partners 2001 LLC, and Stephens Investments Holdings LLC.